UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009

Commission File Number: 001-33765

AIRMEDIA GROUP INC.
17/F, Sky Plaza,
No. 46 Dongzhimenwai Street
Dongcheng District
100027, Beijing
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
This report on Form 6-K and the exhibit attached hereto are incorporated by reference in the Registration Statement on Form F-3 (File No. 333-161067), initially filed with the Securities and Exchange Commission on August 5, 2009.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.
By:	/s/ Herman Man Guo
	Name:	Herman Man Guo
	Title:	Chairman and Chief Executive Officer

Date: August 31, 2009

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Exhibit Index
Exhibit 99.1 — Press Release

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Exhibit 99.1
AirMedia to Exclusively Operate Digital Frames and Extend Digital TV Screen
Contract in Shanghai’s Airports
AirMedia’s digital media network to cover all terminals in Shanghai’s two airports
Beijing, China — August 26, 2009 — AirMedia Group Inc. (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that it entered into a concession rights contract with JCDecaux Momentum Shanghai Airport Advertising Co., Ltd. under which AirMedia will exclusively operate digital TV screens and digital frames in Shanghai Pudong International Airport and Hongqiao International Airport from September 1, 2009 to February 15, 2012.
The contract grants AirMedia concession rights to operate digital frames at both terminals of Pudong airport and the existing terminal of Hongqiao airport starting from September 1, 2009. It also grants AirMedia concession rights to operate digital frames at Terminal 2 of Hongqiao airport which is under construction and scheduled to commence operations before the opening of the World Expo 2010 in Shanghai. With this contract, AirMedia’s digital frame network has expanded to 30 airports including all of the 15 largest airports in China.
The expiration date of AirMedia’s existing concession rights to operate digital TV screens at Terminal 1 of Pudong airport and Terminal 1 of Hongqiao airport has been extended from September 19, 2010 to February 15, 2012.
The impact of concession fees under the above concession rights contract has been included in AirMedia’s guidance of total concession fees in the third quarter and the fourth quarter of 2009.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital TV screens in 41 major airports, including all of the 30 largest airports in China. AirMedia also operates digital frames in 30 major airports. In addition, AirMedia sells advertisements on the routes operated by 12 airlines, including the three largest airlines in China. In select major airports, AirMedia also operates traditional media platforms, such as billboards, light boxes, and other digital media, such as mega LED screens.
In addition, AirMedia has obtained exclusive contractual concession rights to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China until the end of 2014. AirMedia plans to install its advertising platforms in at least 3,500 service stations in major cities throughout China by the end of 2011, and in at least 8,000 service stations by the end of 2014.
For more information about AirMedia, please visit http://www.airmedia.net.cn.
About JCDecaux Momentum Shanghai Airport Advertising Co., Ltd.
JCDecaux Momentum Shanghai Airport Advertising Co., Ltd. is a joint venture established in 2005 by Shanghai International Airport, JCDecaux Pearl & Dean Ltd., and Shanghai Momentum Media & Advertising Co., Ltd. to operate and develop all the indoor and outdoor advertising media in both airports in Shanghai Pudong International Airport and Hongqiao International Airport.

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Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, if advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and recent slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operation; our strategy of expanding our advertising network by expanding into traditional media and building new media platforms may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations; if our customers reduce their advertising spending due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to operate our advertising platforms, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a significant portion of our revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor Contact:
Raymond Huang
Investor Relations Director
AirMedia Group, Inc.
Tel: 86-10-8460-8678
Email: ir@airmedia.net
Cynthia He
Brunswick Group
Tel: +86-10-6566-2256
Email: che@brunswickgroup.com

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